UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015 and 333-163355) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to this Form 6-K and incorporated by reference herein is the Registrant’s immediate report dated November 7, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Nir Peles
Nir Peles
Chief Financial Officer

Dated: November 7, 2012

BluePhoenix Solutions Reports Third Quarter 2012 Results

Q3 Results Show Better Net Income, Much Less Debt, Increased EPS and Lower Cash Burn

HERZLIYA, Israel — November 7th, 2012 — BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced financial results for the third quarter of 2012.  The turnaround efforts are showing results with revenues holding steady while debt was reduced and burn rate was brought under control.

Net Income on a non-GAAP basis for Q3 improved 85% and while the number still shows a loss of $182 K BPHX is closely approaching breakeven.  Additional achievements in Q3 include the significant reduction in total financial debt which dropped from $7.9 M to just $556 K. Earnings per share improved 89% in the third quarter with a non-GAAP loss of $(0.02) per diluted share, compared to net loss of $(0.18) per diluted share in the previous quarter.  Net cash burn is down 78% in Q3 to only $314 K compared to $1,416 million in Q2.

Matt Bell, CEO of BluePhoenix said “We are making great progress on our plan to restructure the company, strengthen the balance sheet, and sell off less profitable and non-strategic businesses. Our timing appears good as the market for our core business is picking up because companies postponed projects over the last few years.  A lack of knowledge in running legacy systems, higher licensing prices, and a move toward cloud technology are also fueling our demand.”

BluePhoenix will go over the following numbers during their quarterly conference call today at 4:30PM Eastern US time. The call can be accessed by dialing 1-888-668-9141 within the United States, or via +972-3-9180610 if calling internationally, approximately five minutes prior to its scheduled commencement.  A live Veidan Broadcasting and a replay can be accessed through a link that will be available via the BluePhoenix website.

Non-GAAP Results (in thousands US$)	Q3 2012	Q2 2012	Q3/2011**
Sales	3,978	4,237	6,539
Operating profit (loss)	(89)	(791)	376
Net (Loss) Income	(182)	(1,171)	111
Earnings (Loss) per share, diluted*	(0.02)	(0.18)	0.02

GAAP Results (in thousands US$)	Q3 2012	Q2 2012	Q3 2011
Sales	3,978	4,237	6,539
Operating profit (loss)	(748)	(1,301)	(3,248)
Net loss	(3,686)	(4,108)	(3,206)
Loss per share, diluted*	(0.46)	(0.62)	(0.51)

Notes:
* On December 28, 2011 the company performed a one-for-four reverse split of its outstanding shares.
** Presented after reclassification of Liacom Ltd. as discontinued operation.

At present, following the completion of the sale of AppBuilder business, an amount of $2 million is held in escrow accounts to secure certain company obligations under the sale agreement.

Non-GAAP financial measures

The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including non-GAAP operating income and non-GAAP net income. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets;
•	Stock-based compensation;
•	Onetime expenses related to cost saving plan and one time charges;
•	Revaluation of derivatives and discount amortization;
•	Gain on sales of subsidiaries and Appbuilder ;
•	Net loss from discontinued operation.

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix' GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges and gains that may not be indicative of BluePhoenix' core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix' performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix' historical performance. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Unaudited Reconciliation of GAAP to Non-GAAP."

About BluePhoenix Solutions

BluePhoenix Solutions Ltd. (NASDAQ: BPHX) is the leading provider of legacy IT modernization conversion solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. BluePhoenix has 9 offices in the USA, UK, Italy, Romania, Russia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects," “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the effects of the global economic and financial trends; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
This press release is also available at www.bphx.com . All names and trademarks are their owners’ property.

Company Contact:

Nir Peles
BluePhoenix Solutions
+972-9-9526110
NPeles@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011*	2012	2011*
	Unaudited		Unaudited

Revenues	$3,978	$6,539	$11,815	$20,736

Cost of revenues	2,234	4,413	8,532	15,690
Gross profit	1,744	2,126	3,283	5,046

Research and development costs	340	1,066	1,255	3,422

Selling, general and administrative expenses	2,253	4,308	7,637	12,097

Gain on sales of subsidiaries and Appbuilder	(101)	-	(346)	-

Total operating expenses	2,492	5,374	8,546	15,519

Operating loss	(748)	(3,248)	(5,263)	(10,473)

Financial expenses, net	2,840	374	5,335	765

Other income	-	-	(580)	-

Loss before taxes	(3,588)	(3,622)	(10,018)	(11,238)

Taxes on income	28	23	174	78

Net loss from continued operation	(3,616)	(3,645)	(10,192)	(11,316)

Net loss (profit) from discontinued operation	-	(276)	673	(97)
Net loss	(3,616)	(3,369)	(10,865)	(11,219)

Net result attributable to noncontrolling interests	70	(163)	175	(121)

Loss attributed to BluePhoenix shareholders	$(3,686)	$(3,206)	$(11,040)	$(11,098)

Loss per share:

From continued operation- basic and diluted	$(0.46)	$(0.56)	$(1.48)	$(1.83)

From discontinued operation- basic and diluted	$0.00	$0.05	$(0.10)	$0.02

Attritubed to the shareholders	$(0.46)	$(0.51)	$(1.58)	$(1.81)

Shares used in per share calculation:
Basic and diluted **	7,972	6,235	7,006	6,122

* Presented after reclassification of Liacom Ltd. as discontinued operation.
** On December 28, 2011 the company performed a one-for-four reverse split of its outstanding shares.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
	Unaudited		Unaudited

GAAP Gross Profit	$1,744	$2,126	$3,283	$5,046

Amortization of intangible assets	317	886	1,265	2,950
Expenses related to cost saving plan and one time charges	-	913	36	4,237
Non-GAAP gross profit	$2,061	$3,925	$4,584	$12,233

GAAP operating loss	$(748)	$(3,248)	$(5,263)	$(10,473)

Amortization of intangible assets	317	886	1,265	2,950
Expenses related to cost saving plan and one time charges	-	2,433	87	9,337
Stock-based compensation	443	305	1,408	947
Gain on sales of subsidiaries and Appbuilder	(101)	-	(346)	-
Non-GAAP operating income (loss)	$(89)	$376	$(2,849)	$2,761

GAAP Net loss attributable to BluePhoenix	$(3,686)	$(3,206)	$(11,040)	$(11,098)

Amortization of intangible assets	317	886	1,265	2,950
Expenses related to cost saving plan and one time charges	-	2,433	87	9,337
Stock-based compensation	443	305	1,408	947
Gain on sales of subsidiaries and Appbuilder	(101)	-	(346)	-
Revaluation of derivatives and discount amortization	2,845	(31)	4,824	(288)
Net loss from discontinued operation	-	(276)	673	(97)

Non-GAAP Net income (loss) attributable to BluePhoenix	$(182)	$111	$(3,129)	$1,751

Shares used in diluted earnings per share calculation	7,972	6,252	7,006	6,224

Non - GAAP Diluted Earnings per share	$(0.02)	$0.02	$(0.45)	$0.28

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2012	2011*
	Unaudited
ASSETS

Current Assets:

Cash and cash equivalents	$1,925	$3,997
Restricted cash	79	-
Trade accounts receivable, net	2,992	7,675
Other current assets	642	1,041

Total Current Assets	5,638	12,713

Non-Current Assets:

Restricted cash	-	3,428
Property and equipment, net	648	1,021
Goodwill	12,501	14,238
Intangible assets and other, net	755	3,000

Total Non-Current Assets	13,904	21,687

TOTAL ASSETS	$19,542	$34,400

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$275	$6,983
Trade accounts payable	1,418	3,403
Deferred revenues	571	739
Other current liabilities	1,206	3,272

Total Current Liabilities	3,470	14,397

Non-Current Liabilities

Accrued severance pay, net	425	410
Loans from banks and others	281	3,945
Derivative liabilities - Warrants	326	53

Total Non-Current Liabilities	1,032	4,408

Total Equity	15,040	15,595

TOTAL LIABILITIES AND EQUITY	$19,542	$34,400

* Presented after reclassification of Liacom Ltd. as discontinued operation.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011*	2012	2011*
	Unaudited		Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,616)	$(3,369)	$(10,865)	$(11,219)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	358	1,048	1,558	3,415
Decrease in accrued severance pay, net	18	(164)	(16)	(720)
Stock–based compensation	443	305	1,408	947
Change in fair value of derivatives and discount amortization	2,845	(31)	4,824	(288)
Gain on sales of subsidiaries and Appbuilder	(101)	-	361	-
Loss on sale of property and equipment	-	-	12	-
Deferred income taxes, net	-	(14)	-	(14)
Long term receivable	-	(33)	-	(20)
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	45	(66)	755	5,025
Decrease (increase) in other current assets	161	37	(691)	(334)
Decrease in trade payables	(411)	(427)	(1,106)	(1,371)
Decrease in other current liabilities and deferred revenues	(56)	(1,263)	(249)	(1,828)

Net cash used in operating activities	(314)	(3,977)	(4,009)	(6,407)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	-	-	4,031	-
Purchase of property and equipment	-	(20)	(60)	(161)
Proceeds from sale of property and equipment	9	32	50	32
Additional consideration of previously acquired subsidiaries	-	-	-	(1,163)
Proceeds from sales of subsidiaries and Appbuilder	101	-	2,950	-

Net cash provided by (used) in investing activities	110	12	6,971	(1,292)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit and convertible notes, net	(117)	(1,186)	(1,601)	(6,054)
Issuance of shares and loan	-	-	-	5,000
Exercise of warrants	120	-	120	-
Repayment of long-term loans	(66)	-	(3,553)	(426)
Dividend paid to noncontrolling interest	-	(76)	-	(217)

Net cash used in financing activities	(63)	(1,262)	(5,034)	(1,697)

NET CASH DECREASE FROM CONTINUED OPERATION	(267)	(5,227)	(2,072)	(9,396)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,192	8,114	3,997	12,295
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,925	$2,887	$1,925	$2,899

* Presented after reclassification of Liacom Ltd. as discontinued operation.